                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                               WESTWOOD ONE, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    961815107
                                    ---------
                                 (CUSIP Number)

                               Angeline C. Straka
              Vice President, Secretary & Associate General Counsel
                                11 Stanwix Street
                       Pittsburgh, Pennsylvania 15222-1384
                                 (412) 244-2300

    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                       April 30, 1997 and January 22, 1998
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 961815107

-----------------------------------------------------------------------------
    (1)   Name of Reporting Persons.  S.S. or I.R.S.
          Identification No. of Above Person

          Infinity Network Inc.,
          I.R.S. Identification No. 52-1859471

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          N/A

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Delaware

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-
ficially             --------------------------------------------------------
Owned by       (8)   Shared Voting Power
Each Report-                                                 9,100,730
ing Person           --------------------------------------------------------
With           (9)   Sole Dispositive Power
                                                             8,000,000
                     --------------------------------------------------------
               (10)  Shared Dispositive Power                None

-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             9,100,730

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
                                                             26.0%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

CUSIP NO. 961815107

-----------------------------------------------------------------------------
    (1)   Name of Reporting Persons.  S.S. or I.R.S.
          Identification No. of Above Person

          CBS Corporation (formerly Westinghouse Electric Corporation), I.R.S. Identification No. 25-0877540

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          N/A

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Pennsylvania

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-
ficially             --------------------------------------------------------
Owned by       (8)   Shared Voting Power
Each Report-                                                 9,100,730
ing Person           --------------------------------------------------------
With           (9)   Sole Dispositive Power
                                                             8,000,000
                     --------------------------------------------------------
               (10)  Shared Dispositive Power                None

-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             9,100,730

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
                                                             26.0%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

CUSIP NO. 961815107

-----------------------------------------------------------------------------
    (1)   Name of Reporting Persons.  S.S. or I.R.S.
          Identification No. of Above Person

          Infinity Broadcasting Corporation,
          I.R.S. Identification No. 13-2766282

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          N/A

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Delaware

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-
ficially             --------------------------------------------------------
Owned by       (8)   Shared Voting Power
Each Report-                                                 9,100,730
ing Person           --------------------------------------------------------
With           (9)   Sole Dispositive Power
                                                             8,000,000
                     --------------------------------------------------------
               (10)  Shared Dispositive Power                None

-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             9,100,730

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
                                                             26.0%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

CUSIP No. 961815107

This Amendment No. 6 amends and supplements the statement on Schedule 13D, dated February 14, 1994 and amended on February 10, 1995, December 8, 1995, September 20, 1996, December 30, 1996 and January 10, 1997 (the "Schedule 13D"), by Infinity Network Inc. ("INI"), a wholly-owned subsidiary of Infinity Broadcasting Corporation ("Infinity") and an indirect wholly-owned subsidiary of CBS Corporation (formerly Westinghouse Electric Corporation) ("CBS") with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer") as follows:

Item 2.  Indemnity and Background
---------------------------------

Schedule I of Item 2 is amended by the attached Schedule I, which is a list of the directors and executive officers of CBS and Infinity, setting forth the following information with respect to each such person: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Except for Robert E. Cawthorn and David K. P. Li, who are British citizens and Jan Leschly who is a Danish citizen, each person identified in
Schedule I hereto is a United States citizen.

Item 2 is further amended to report that during the last five years, neither
CBS or Infinity, nor, to the best of CBS' and Infinity's knowledge, any person identified in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 is amended to report (i) the vesting of INI's Third Incentive Warrant, as hereinafter defined, to purchase 500,000 shares of the Common Stock at $5.00 per share (subject to adjustment)and (ii) the agreement by the Issuer to purchase INI's Third Incentive Warrant, as hereinafter defined, for a purchase price of $12,687,500.

Incentive Warrants. On February 3, 1994, as incentive compensation under the Management Agreement, dated as of February 3, 1994 (the "Management Agreement"), between Infinity and the Issuer, the Issuer issued to INI three warrants to purchase up to an aggregate of 1,500,000 shares of the Common Stock exercisable as follows:

(i) 500,000 shares at $3.00 per share (subject to adjustment) (the "First Incentive Warrant") if the Common Stock reaches a price of $10.00 per share on at least 20 out of 30 consecutive trade days during which the national securities exchanges are open for trading ("Trading Days"); (ii) 500,000 shares at $4.00 per share (subject to adjustment) (the "Second Incentive Warrant") if the Common Stock reaches a price of $15.00 per share on at least 20 out of 30 consecutive Trading Days; and (iii) 500,000 shares at $5.00 per share (subject to adjustment) (the "Third Incentive Warrant") if the Common Stock reaches a price of $20.00 per share on at least 20 out of 30 consecutive Trading Days.

On April 30, 1997, the Common Stock reached a price of at least $20.00 per share on at least 20 out of 30 consecutive Trading Days, and, accordingly, the Third Incentive Warrant vested. Such incentive warrant may be exercised at any time prior to the close of business on February 3, 2004, after which time such incentive warrant will terminate.

On January 22, 1998, the Issuer agreed to purchase the Third Incentive Warrant from INI for a purchase price of $12,687,500.

The First Incentive Warrant and the Second Incentive Warrant were previously vested and sold to the Issuer.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

Item 5 is amended to report that effective January 22, 1998, INI beneficially owned an aggregate of 9,100,730 shares of Common Stock and CBS and Infinity indirectly beneficially owned an aggregate of 9,100,730 shares of Common Stock.

Pursuant to a Voting Agreement, dated as of February 3, 1994, among the Issuer, Norman J. Pattiz and INI, Mr. Pattiz and INI agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer. Included in the shares beneficially owned by INI are 1,100,730 shares beneficially owned by Mr. Pattiz. According to the Issuer's Proxy Statement, dated April 30, 1997, Mr. Pattiz is the beneficial owner of 749,040 shares of Common Stock (which includes stock options to purchase 145,000 shares of the Common Stock granted to Mr. Pattiz) and 351,690 shares of the Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of the Common Stock. For purposes of calculating the percentage of Common Stock owned by INI, the 145,000 shares underlying Mr. Pattiz' options, the 351,690 shares of Mr. Pattiz' Class B Stock and the warrants held by INI to purchase up to 3,000,000 shares of Common Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

As previously reported, INI is aware that certain executive officers and directors of CBS, Infinity and INI own Common Stock of Westwood and/or hold options to acquire Common Stock of Westwood. Item 5 is further amended to report that as of the date of this filing, these executive officers and directors beneficially owned 532,000 shares of Common Stock.

Based on the 31,464,935 shares of Common Stock outstanding as of November 1, 1997, as reported by Westwood in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997, INI, Infinity and CBS were the beneficial owners of approximately 26.0% of the outstanding shares of Common Stock. INI has shared power to vote 9,100,730 shares of Common Stock and sole power to dispose or to direct the disposition of 8,000,000 shares of Common Stock.

Item 5 is further amended to report that except as described in Item 4, no transactions in shares of Common Stock have been effected during the past sixty days by INI, Infinity, CBS or, to the best of CBS' Infinity's, or INI's knowledge, any person identified in Schedule I hereto.

Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 6 remains unchanged.


                                   (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Date:    February 19, 1998

                                     INFINITY NETWORK INC.

                                     By: /s/ FARID SULEMAN
                                         ---------------------------------
                                         Farid Suleman
                                         Vice President-Finance/
                                         Chief Financial Officer

                                   SCHEDULE I

                       Name, business address, and present
                      principal occupation or employment of
                     the directors and executive officers of
                                 CBS Corporation
                                 ---------------

                                    Directors
                                    ---------

Frank C. Carlucci, Chairman
The Carlyle Group
1001 Pennsylvania Ave. NW
Suite 220-S
Washington, DC 20004-2505

Robert E. Cawthorn
Managing Director, Global Health
  Care Partners
DLJ Merchant Banking Partners LP
Donaldson, Lufkin & Jenrette
401 City Line Avenue, 2nd Floor
Bala Cynwyd, PA 19004-1122

George H. Conrades
Executive Vice President, GTE Corporation and
President, GTE Internetworking
150 Cambridge Park Sr.
Cambridge, MA 02140

William H. Gray III
President and CEO
The College Fund/UNCF
8260 Willow Oaks Corporate Drive
Fairfax, VA 22031

Michael H. Jordan
Chairman and CEO
CBS Corporation
51 W. 52nd Street
New York, NY 10019

Mel Karmazin
Chairman & CEO
CBS Station Group
CBS Corporation
40 W. 57th Street
New York, NY 10019

Jan Leschly
Chief Executive
SmithKline Beecham
1 Franklin Plaza
P. O. Box 7929
Philadelphia, PA 19101

David K. P. Li
Chairman and Chief Executive
The Bank of East Asia, Limited
10 Des Voeux Road
Central
Hong Kong

David T. McLaughlin
President Emeritus
The Aspen Institute
The Gallery - Suite 203
46 Newport Road
New London, NH 03257

Richard R. Pivirotto
President
Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.
Greenwich, CT  06830

Raymond W. Smith
Chairman & CEO
Bell Atlantic Corporation
1095 Avenue of the Americas
41st Floor
New York, NY  10036

Paula Stern
President
The Stern Group, Inc.
3314 Ross Place NW
Washington, DC 20008

Robert D. Walter
Chairman and CEO
Cardinal Health, Inc.
5555 Glendon Court
Dublin, OH 43016

                               Executive Officers
                               ------------------

M. H. Jordan
Chairman and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

L. J. Briskman
Senior Vice President & General Counsel
CBS Corporation
11 Stanwix Street
Pittsburgh, PA  15222

M. Karmazin
Chairman and Chief Executive Officer
CBS Station Group
CBS Corporation
40 W. 57th Street
New York, NY 10019

C. W. Pryor, Jr.
President and CEO, Westinghouse Electric Company
CBS Corporation
4350 Northern Pike
Monroeville, PA 15146

F. G. Reynolds
Executive Vice President and
  Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

C. V. Savage
Vice President and Chief Accounting
  Officer
CBS Corporation
11 Stanwix Street
Pittsburgh, PA  15222

R. H. Zwirn
President, Power Generation
CBS Corporation
The Quadrangle
4400 Alafaya Trail
Orlando, FL  32826-2399

                                   SCHEDULE I

                       Name, business address, and present
                      principal occupation or employment of
                     the directors and executive officers of
                        Infinity Broadcasting Corporation
                        ---------------------------------

Directors                                                         Business Address and Occupation
---------                                                         -------------------------------
M. H. Jordan
                                                                  Chairman and Chief Executive Officer
                                                                  CBS Corporation
                                                                  51 W. 52nd Street
                                                                  New York, NY 10019

L. J. Briskman
                                                                  Senior Vice President & General Counsel
                                                                  CBS Corporation
                                                                  11 Stanwix Street
                                                                  Pittsburgh, PA  15222

M. Karmazin
                                                                  Chairman and Chief Executive Officer
                                                                  CBS Station Group
                                                                  CBS Corporation
                                                                  40 W. 57th Street
                                                                  New York, NY 10019

F. G. Reynolds
                                                                  Executive Vice President and
                                                                    Chief Financial Officer
                                                                  CBS Corporation
                                                                  51 W. 52nd Street
                                                                  New York, NY 10019

Executive Officers                                                  Business Address and Occupation
------------------                                                  -------------------------------
L. J. Briskman
Vice President and Secretary                                        Senior Vice President & General Counsel
                                                                    CBS Corporation
                                                                    11 Stanwix Street
                                                                    Pittsburgh, PA  15222

M. Karmazin
Chairman, President and                                             Chairman and Chief Executive Officer
  Chief Executive Officer                                           CBS Station Group
                                                                    CBS Corporation
                                                                    40 W. 57th Street
                                                                    New York, NY 10019

F. G. Reynolds
Vice President                                                      Vice President and
                                                                      Chief Financial Officer
                                                                    CBS Corporation
                                                                    51 W. 52nd Street
                                                                    New York, NY 10019


Executive Officers                                                  Business Address and Occupation
------------------                                                  -------------------------------
F. Suleman
Vice President -- Finance and                                       Chief Financial Officer
  Chief Financial Officer                                           CBS Station Group
                                                                    CBS Corporation
                                                                    40 W. 57th Street
                                                                    New York, NY 10019

                                  Page 13 of 15